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Exhibit 21.1

ROSETTA STONE INC. SUBSIDIARIES

Entity	Jurisdiction of Incorporation
Rosetta Stone Holdings Inc.	Delaware
Rosetta Stone Brazil Holding, LLC	Delaware
Rosetta Stone Ltd. (Formerly Fairfield & Sons Ltd., d/b/a Fairfield Language Technologies)	Virginia
Rosetta Stone (UK) Limited (Formerly Fairfield & Sons Limited)	England and Wales
Rosetta Stone Japan Inc. (Formerly Rosetta World K.K.)	Japan
Rosetta Stone International Inc.	Delaware
Rosetta Stone GmbH	Germany
Rosetta Stone Korea Ltd.	Republic of Korea
Rosetta Stone Canada Inc.	Canada
Rosetta Stone Hong Kong Limited	Hong Kong
Rosetta Stone Ensino de Linguas Ltda.	Brazil

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  Exhibit 21.1